

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Howard J. Weisman
Chief Executive Officer
PaxMedica, Inc.
303 South Broadway, Suite 125
Tarrytown, NY 10591

> **Re: PaxMedica, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed July 19, 2022**
> **File No. 333-239676**

Dear Mr. Weisman:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2022 letter.

Amendment No. 9 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 58

1. We note the expanded disclosures you provided in response to prior comment 3. Please further expand this disclosure to provide a discussion of the specific facts and circumstances that led to the fair value of your stock price declining 51.6% to $5.26 per share as of March 31, 2022, from $10.87 per share as of December 31, 2021.

Howard J. Weisman
PaxMedica, Inc.
July 26, 2022
Page 2

       You may contact Tracey Houser at 202-551-3736 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Christine Westbrook at 202-551-5019 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Life Sciences

cc: David S. Rosenthal, Esq.